UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33208

Hanwha Q CELLS Co., Ltd.

(Exact name of registrant as specified in its charter)

Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea, +82 (0)2 729-2930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American depositary shares, each representing fifty ordinary shares, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Hanwha Q CELLS Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 28, 2019	By:	/s/ Jung Pyo (Jay) Seo
		Name:	Jung Pyo (Jay) Seo
		Title:	Chief Financial Officer of Hanwha Q CELLS Co., Ltd. (formerly known as Hanwha Solar Holdings Co., Ltd., as the surviving company) on behalf of Hanwha Q CELLS Co., Ltd. (as the registrant)